EXHIBIT 99.1

Yamana Provides Notice of Record and Meeting Dates for the Proposed Transaction With Agnico and Pan American Silver and Declares Fourth Quarter Dividend

TORONTO, Nov. 21, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI, NYSE: AUY, LSE: AUY) (“Yamana” or the “Company”) announces that it has filed the required notice setting the record and meeting dates in respect of the special meeting of shareholders to consider the previously announced proposed transaction (the “Proposed Transaction”) with Agnico Eagle Mines Limited and Pan American Silver Corp. (“Pan American Silver”). The record date, which is the date of record for determination of shareholders entitled to receive notice of and vote at the special meeting of shareholders, is set as December 14, 2022 and the special meeting of shareholders will be convened on January 31, 2023. Yamana has been advised that a Pan American Silver shareholder meeting is scheduled for the same day as the Company’s special meeting of shareholders.

Further details relating to the Proposed Transaction and the Yamana and Pan American Silver shareholder meetings will be contained in the respective management information circulars of Yamana and Pan American Silver.

Yamana is also pleased to declare a fourth quarter dividend of $0.03 per share (annual $0.12 per share). Shareholders of record at the close of business on December 30, 2022, will be entitled to receive payment of this normal course dividend on January 13, 2023. The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715 / +44 203 727 1000

This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Proposed Transaction. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include transaction risks, risks relating to the completion of Proposed Transaction, including receipt of all necessary regulatory, court and securityholder approvals in connection with the Proposed Transaction, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements.